 News Release

Kinross agrees to sale of Kubaka

Toronto, Ontario, October 26, 2007 -- Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that its wholly-owned subsidiary, Kinam Magadan Gold Corporation, has entered into a Memorandum of Understanding with OAO Polymetal under which Polymetal has agreed to purchase all of the shares held by Kinam Magadan in OAO Omolon Gold Mining Company (representing approximately a 98.1% interest) for a purchase price of US $15,000,000, plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions.

OAO Omolon’s assets include the Kubaka gold mine and related mining licences, located in the Magadan Region in the Far East of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005.

“Kubaka made a significant contribution to Kinross over the years and has given us invaluable experience in Russia for more than a decade, which has served us well as we proceed with development of our Kupol project,” said Tye Burt, President and CEO of Kinross. “I want to acknowledge our current and former Kubaka employees for their efforts and many contributions.”

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726

Investor Relations:
Erwyn Naidoo
Director, Investor Relations
(416) 365-2744